F r a s e r a n d C o m p a n y
Fraser and Company LLP      Barristers and Solicitors

DAVID K. FRASER
ICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS

  (1) Personal law corporation
  (2) Also member of Massachusetts bar
   (3) Also member of Ontario bar

     (4) Also member of New York bar

  September 11, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Song Brandon, Office of Emerging Growth Companies

  Dear Madam:

  Re: Genemen Inc.
  Amendment to Form SB-2 Registration Statement
  File No. 333-135352

  As per our telephone conversation with you of Friday's date and our previous correspondence with suggested changes filed earlier today via Edgar, we hereby enclose our Amendment #3 to the Registration Statement of Genemen Inc.

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ "David K. Fraser"

  David K. Fraser

  DKF/dlm

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com